Exhibit 99.1

Qihoo 360 Appoints Senior Executives

BEIJING, April 14, 2014 -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced that it has appointed Ms. Jie Chen as Senior Vice President primarily responsible for platform operations such as PC browser and 360 Mobile Application Store as well as mobile games. The Company also appointed Mr. Guangdong Yu as Senior Vice President primarily responsible for development of Internet products such as start-up page and search as well as their commercialization.

"Jie and Guangdong have been with Qihoo 360 for eight years. They have made significant contributions to the company. Both of them demonstrate strong leadership in team-building, innovative-thinking, and consistent execution," commented Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360, "I believe their leadership and commitment will help drive Qihoo 360's future success in the rapidly changing market."

In addition, the Company has expanded the responsibilities of Jue Yao, its Chief Financial Officer, as she is increasingly involved in the Company's strategic development.

Ms. Jie Chen joined the Company in March 2006 and has been our vice president since 2010, taking leadership roles in various functions, including platform operations such as PC browser and 360 Mobile Application Store as well as mobile games. Before joining us, from 2004 to 2006, Ms. Chen was the deputy chief editor and a director at Yahoo! China, where she was responsible for website content production and management. From 2002 to 2004, Ms. Chen served as an editor at Sohu.com Inc., primarily responsible for the operation and management of the finance channel of Sohu.com. From 2000 to 2002, she worked as a senior editor at Sina Corp. Ms. Chen received her bachelor's degree in investment economics from Central University of Finance and Economics in 1999.

Mr. Guangdong Yu joined the Company in September 2006 and has been our vice president since 2011, responsible for development of Internet products such as start-up page and search as well as their commercialization. Prior to joining Qihoo 360, Mr. Yu was a sales director at TOM.com from 2003 to 2006. From 2001 to 2003, he worked at the marketing department of LG Electronics Inc. Mr. Yu received his bachelor's degree in international finance from Beijing College of Finance in 2001.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
In China:
Tel:  +86 10-5878-1574
E-mail:  ir@360.cn

In the U.S.:
The Piacente Group, Inc.
Don Markley or Glenn Garmont
Tel: +1-212-481-2050
E-mail: qihu@tpg-ir.com